Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

November 23, 2015

Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to additional comments provided by the staff of the Division of Investment Management (“Staff”) of the Securities and Exchange Commission (“Commission”) to the undersigned telephonically on November 17, 2015 and November 20, 2015 regarding pre-effective amendment no. 3 to each Trust’s registration statement on Form N-1A (“Pre-Eff. No. 3”) filed on behalf of its respective series1 (each a “Fund” and together the “Funds”) on July 30, 2015. The comments and Registrants’ responses are set forth below. Each Registrant expects to file a pre-effective amendment to its registration statement (“Pre-Eff. No. 4”) reflecting the relevant disclosure changes described herein, as well as the disclosure changes set forth in the correspondence filed on October 19, 2015 (Accession No.0000940394-15-001233) (“October Correspondence”) and on September 2, 2015 (Accession No. 0000940394-15-001096).   Pre-Eff. No. 4 also will include relevant disclosure changes made to other Eaton Vance funds after the filing of Pre-Eff. No. 3, along with certain other immaterial changes.

Comment No. 1:  Please change the section caption in the statutory prospectus entitled “Related Performance Information” to “Prior Related Performance Information.”

Response 1:  The requested change has been made to each relevant Fund statutory prospectus.

Comment No. 2:  Please identify supplementally the patents and copyright relating to the operation of NextShares.

Response 2:  Navigate Fund Solutions, LLC (“Navigate”), an affiliate of Eaton Vance Management, owns intellectual property relating to the operation of NextShares as listed below.

_____________________

1 The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series: Eaton Vance Balanced NextShares; Eaton Vance Global Dividend Income; Eaton Vance Growth NextShares; Eaton Vance Large-Cap Value NextShares; Eaton Vance Small-Cap NextShares; Eaton Vance Stock NextShares; Eaton Vance Richard Bernstein All Asset Strategy NextShares; Eaton Vance Richard Bernstein Equity Strategy NextShares; Parametric Emerging Markets NextShares; and Parametric International Equity NextShares.

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series: Eaton Vance Bond NextShares; Eaton Vance Floating-Rate & High Income NextShares; Eaton Vance Global Macro Absolute Return NextShares; Eaton Vance Government Obligations NextShares; Eaton High Income Opportunities NextShares; Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares; Eaton Vance High Yield Municipal Income NextShares; and Eaton Vance National Municipal Income NextShares.

Valerie J. Lithotomos

November 23, 2015

Issued and Pending U.S. Patents

Title: Method and System for Improved Fund Investment and Trading Processes

Issued: 10/28/2008

U.S. Patent No. 7,444,300

Title: Methods, Systems, and Computer Program Products for Trading Financial Instruments on an Exchange

Issued: 2/24/2009

U.S. Patent No. 7,496,531

Title: Methods, Systems and Computer Program Products for Managing Multiple Investment Funds and Accounts Using a Common Investment Process

Issued: 3/30/2010

U.S. Patent No. 7,689,501

Title: Methods, Systems, and Computer Program Products for Providing Risk Management Information and Tools to Traders in Fund Shares

Issued: 3/6/2012

U.S. Patent No. 8,131,621

Title: Methods, Systems, and Computer Program Products for Facilitating Non-Transparent Exchange-Traded Fund Share Creations and Redemptions with Optional Early Cutoff Times

Issued: 5/28/2013

U.S. Patent No. 8,452,682

Title: Methods, Systems and Computer Program Products for Automated Incorporation of Traded Fund Shares in Qualified Retirement Plans

Issued: 2/18/2014

U.S. Patent No. 8,655,765

Title: Methods, Systems, and Computer Program Products for Providing Risk Management Information

Pending

Filed: 3/2/2012

Application No. PCT/US2012/027466

Title: Method for Combining the Management and Administration of Mutual Fund and Exchange-Traded Fund Assets Using a Master-Feeder Arrangement

Pending

Filed: 6/29/2012

Application No. 13/538,150 A-2

Pending

Filed: 6/29/2012

Application No. PCT/US2012/044993 B-1

Pending U.S. Trademarks/Service marks

Title: NextShares

Filed for Registration

Valerie J. Lithotomos

November 23, 2015

Comment No. 3:  In the proposed disclosure included in Appendix A to the October Correspondence, please remove the last paragraph of “Buying and Selling Shares in the Secondary Market” under “Fund Summary – Purchases and Sales of Fund Shares” if substantially similar disclosure appears under “Principal Risks” in the Fund Summary.

Response 3:  The referenced disclosure is included in “Market Trading Risk” under “Fund Summary – Principal Risks” in each Fund prospectus and so has not been included under “Fund Summary - Purchases and Sales of Fund Shares – Buying and Selling Shares in the Secondary Market”.

Representations:

The Trusts acknowledge that:

●

should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

●

the Trusts may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President